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                             August 3, 2023

       Nassim Usman, Ph.D.
       President and Chief Executive Officer
       Catalyst Biosciences, Inc.
       611 Gateway Blvd, Suite 120
       South San Francisco, CA 94080

                                                        Re: Catalyst
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 24, 2023
                                                            File No. 333-273395

       Dear Nassim Usman:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed July 24, 2023

       General

   1. We note that you plan to acquire an indirect controlling interest in Beijing Continent
                                                        Pharmaceuticals Co.,
Ltd, a company organized under the laws of the PRC, if your
                                                        stockholders approve
the transaction at the special meeting to be held on August 29, 2023.
                                                        Please revise, as
applicable, to provide more specific and prominent disclosures about the legal and operational
risks associated with China-based companies. For additional
                                                        guidance, please see
the Division of Corporation Finance   s Sample Letter to China-Based
                                                        Companies issued by the
Staff in December 2021 and Sample Letter to Companies
                                                        Regarding
China-Specific Disclosures issued by the Staff in July 2023. Please also consider the applicable
comments issued in our letter dated April 27, 2023, in relation to your Preliminary Proxy
Statement on Schedule 14A filed March 30, 2023.
 Nassim Usman, Ph.D.
Catalyst Biosciences, Inc.
August 3, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameNassim Usman, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameCatalyst Biosciences, Inc.
                                                           Office of Life
Sciences
August 3, 2023 Page 2
cc:       Stephen Thau
FirstName LastName